UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 9)

Under the Securities Exchange Act of 1934

Cedar Realty Trust, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

150602209

(CUSIP Number)

ERIC SHAHINIAN
CAMAC PARTNERS, LLC
350 PARK AVENUE, 13TH FLOOR
NEW YORK, NY 10022
914-629-8496

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

07/06/2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Camac Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
646,026

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
646,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
646,026

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Percentage calculated based on 13,640,374 shares of common stock, par value $0.06 per share, outstanding as of April 29, 2022, as reported in the Form 10-Q for the quarter ended March 31, 2022, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Camac Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
646,026

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
646,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
646,026

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Percentage calculated based on 13,640,374 shares of common stock, par value $0.06 per share, outstanding as of April 29, 2022, as reported in the Form 10-Q for the quarter ended March 31, 2022, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Camac Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
349,166

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
349,166

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
349,166

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Percentage calculated based on 13,640,374 shares of common stock, par value $0.06 per share, outstanding as of April 29, 2022, as reported in the Form 10-Q for the quarter ended March 31, 2022, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Eric Shahinian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
646,026

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
646,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
646,026

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Percentage calculated based on 13,640,374 shares of common stock, par value $0.06 per share, outstanding as of April 29, 2022, as reported in the Form 10-Q for the quarter ended March 31, 2022, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS
Camac Fund II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
296,860

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
296,860

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
296,860

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Percentage calculated based on 13,640,374 shares of common stock, par value $0.06 per share, outstanding as of April 29, 2022, as reported in the Form 10-Q for the quarter ended March 31, 2022, of Cedar Realty Trust, Inc.

EXPLANATORY NOTE

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed on November 9, as amended on February 2, 2021, March 2, 2021, April 21, 2021, July 7, 2021, August 18, 2021, January 17, 2022, June 27, 2022, and July 5th, 2022 (the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.06 per share (the “Common Stock”), of Cedar Realty Trust, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is amended and restated as follows:

(a)	This Statement is filed by:

(i)	Camac Partners, LLC, a Delaware limited liability company (“Camac Partners”), who serves as the investment manager of Camac Fund (as defined below) and Camac Fund II (as defined below);

(ii)	Camac Capital, LLC, a Delaware limited liability company (“Camac Capital”), who serves as the general partner of Camac Fund and Camac Fund II;

(iii)	Camac Fund, LP, a Delaware limited partnership (“Camac Fund”);

(iv)	Camac Fund II, LP, a Delaware limited partnership (“Camac Fund II”);

(v)	Eric Shahinian, as the managing member of Camac Partners and Camac Capital;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Camac Partners, Camac Capital, Camac Fund, Camac Fund II and Mr. Shahinian are referred to collectively as “Camac.”

(b)	The address of the principal office of Camac Partners, Camac Capital, Camac Fund, Camac Fund II and Mr. Shahinian is c/o Camac Partners, LLC, 350 Park Avenue, 13th Floor, New York, NY 10022.

(c)
The principal business of each of Camac Fund and Camac Fund II is investing in securities. Camac Partners is the investment manager of Camac Fund and Camac Fund II. Camac Capital is the general partner of Camac Fund, Camac Fund II and Camac Partners. The principal occupation of Mr. Shahinian is serving as the manager of Camac Capital and the managing member of Camac Partners.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Camac Partners, Camac Capital Camac Fund, and Camac Fund II are organized under the laws of Delaware. Mr. Shahinian is a citizen of the United States of America

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and restated as follows:

The shares of Common Stock purchased by Camac Fund and Camac Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 646,026 shares of Common Stock beneficially owned by Camac Fund and Camac Fund II is approximately $7,229,280, including brokerage commissions.

Item 4.	Purpose of Transaction

Item 4 is amended and restated as follows:

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons' belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to (i) increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Shares.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investments in the Issuer on a periodic basis and may from time to time engage in communications and discussions with management and the Board of Directors of the Issuer (the "Board") and other stockholders of the Issuer concerning, among other things, Board composition and corporate governance, appropriate compensation levels of management and the Board, and the proper utilization of cash flow.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

On January 14, 2022, the Reporting Persons entered into the Amendment to Cooperating Agreement with the Issuer and the Investor Group Designees (“Amended Cooperation Agreement”), which amends the Cooperation Agreement dated April 28, 2021, as previously described in the Reporting Persons Schedule 13D Amendment No. 3. The Amended Cooperation Agreement extends the Issuer’s commitment to hold the 2022 Annual Meeting of Stockholders no later than November 30, 2022, extends the Termination date, and additionally the Issuer agrees not to amend Section 2.11 of its Bylaws prior to its 2022 Annual Meeting of Shareholders.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. As of 9:00 a.m., Eastern time, on July 7, 2022, Camac beneficially owned 646,026 shares of Common Stock, representing approximately 4.7% of the outstanding shares of Common Stock.

Camac Capital, as the general partner of Camac Fund and Camac Fund II, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund and Camac Fund II, and may be deemed to be the indirect beneficial owner of such shares. Camac Capital disclaims beneficial ownership of such shares for all other purposes.

Camac Partners, as the investment manager of Camac Fund and Camac Fund II, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund and Camac Fund II, and may be deemed to be the indirect beneficial owner of such shares. Camac Partners disclaims beneficial ownership of such shares for all other purposes.

Mr. Shahinian, as the managing member of Camac Partners, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund and Camac Fund II, and may be deemed to be the indirect beneficial owner of such shares. Mr. Shahinian disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 8
Amendment to Cooperation Agreement dated as of January 14, 2022, by and among Cedar Realty Trust, Inc., Camac Fund, LP, Camac Partners, LLC, Camac Capital, LLC, Eric Shahinian, Richard H. Ross and Sharon (Hochfelder) Stern

Exhibit 99.1
Joint Filing Agreement by and among Camac Fund, LP, Camac Fund II, LP, Camac Partners, LLC, Camac Capital, LLC and Eric Shahinian filed with the Schedule 13D on November 9, 2020 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2022

Camac Partners, LLC

By: Camac Capital, LLC, its general partner

By:	/s/ Eric Shahinian
Name: Eric Shahinian
Title: Managing Member of the GP

Camac Capital, LLC

By:	/s/ Eric Shahinian
Name: Eric Shahinian
Tittle: Managing Member

Camac Fund, LP

By: Camac Capital, LLC, its general partner

By:	/s/ Eric Shahinian
Name: Eric Shahinian
Title: Managing Member of the GP

Camac Fund II, LP

By: Camac Capital, LLC, its general partner

By:	/s/ Eric Shahinian
Name: Eric Shahinian
Title: Managing Member of the GP

Eric Shahinian

/s/ Eric Shahinian
Individually

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 9:00 a.m., Eastern time, on July 7, 2022. Unless otherwise indicated, all such transactions were effected in the open market.

Date of Sale	Shares of Common Stock Purchased	Price Per Share ($)
	CAMAC FUND, LP
7/05/2022	19,866	28.78
7/06/2022	57,785	28.82
	CAMAC FUND II, LP
7/05/2022	10,000	28.78
7/06/2022	10,000	28.82